FILE 82-4297

RECEIVED

2008 NOV 26 A 9:

Re Rule 12 g3-2(b) submission by Konecranes Plc

[redacted]

08006104

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

November 17, 2008

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company on November 7th and 14th, 2008.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KONECRANES PLC

Sanna Päiväniemi
IR Manager

PROCESSED
DEC 09 2008
THOMSON REUTERS

Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358 20 427 11 Fax +358 20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

KONECRANES PLC STOCK EXCHANGE RELEASE NOVEMBER 7, 2008 AT 2.30 P.M.

SHARE SUBSCRIPTIONS UNDER KONECRANES 1997 STOCK OPTION PLAN

A total of 45,884 new Konecranes shares have been subscribed for with stock options under Konecranes 1997 stock option plan. The share subscription price was EUR 6.5175/share.

The total subscription price, EUR 299,048.97 will be booked to the paid in capital.

The new shares will be recorded in the Trade Register on or about November 14, 2008.

The subscription period for the options under Konecranes 1997 stock option plan ended on October 31, 2008.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 9,600 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Nordic Exchange Helsinki (symbol: KCR1V).

KONECRANES PLC

Sanna Päiväniemi
IR Manager

FURTHER INFORMATION
Konecranes Plc
Teo Ottola, Chief Financial Officer, tel. +358 20 427 2040

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media
www.konecranes.com

KONECRANES PLC STOCK EXCHANGE RELEASE NOVEMBER 14, 2008 9.00 A.M.

INCREASE IN KONECRANES' NUMBER OF SHARES

The 45,884 new Konecranes shares subscribed for with stock options under Konecranes 1997 stock option plan have been recorded in the Trade Register on November 14, 2008. Following these subscriptions the number of Konecranes Plc's shares will increase to 61,516,320 shares. The subscription price, EUR 299 048.97 will be booked in its entirety to the paid in capital. The new shares will carry shareholders' rights from the date of registration. Konecranes will apply for their listing on the NASDAQ OMX Helsinki Ltd with the company's existing shares. Trading in the new shares will start on or about November 17, 2008.

Subscription period for the 1997 stock option plan ended

The subscription period for the options under Konecranes 1997 stock option plan ended on October 31, 2008. The 1997 stock option plan entitled to subscriptions of 1,200,000 shares in total. The subscription price was EUR 6.5175 per share, and a total of 947,200 new shares were subscribed under the program. Following the subscriptions made before March 8, 2007 Konecranes' share capital increased by EUR 389,200. According to the decision made by the Annual General Meeting of Shareholders on 8 March, 2007, new shares subscribed for under Konecranes' option programs and recorded in the Trade Register will no longer increase the share capital, but will be booked entirely to the paid in capital. The option rights that were not exercised by the end of the subscription period are no longer valid.

Ongoing stock option plans

Stock options distributed by Konecranes Plc's three ongoing stock option plans entitle to subscriptions of 2,464,200 shares in total. The terms and conditions of all Konecranes stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 9,600 employees, at more than 470 locations in 43 countries. Konecranes is listed on the NASDAQ OMX Helsinki Ltd (symbol: KCR1V).

KONECRANES PLC

S Päiväniemi

Sanna Päiväniemi
IR Manager

FURTEHR INFORMATION
Konecranes Plc
Teo Ottola, Chief Financial Officer, tel. +358 20 427 2040

END

DISTRIBUTION
NASDAQ OMX Helsinki Ltd
Media
www.konecranes.com